

14007537

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-16109

CORRECTIONS CORPORATION OF AMERICA 401(k) SAVINGS AND RETIREMENT PLAN

(Full title of the Plan)

CORRECTIONS CORPORATION OF AMERICA
(Name of the issuer of the securities held pursuant to the Plan)

10 BURTON HILLS BLVD., NASHVILLE, TENNESSEE 37215
(Address and zip code of principal executive offices of the issuer)

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2013

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS	
Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
NOTES TO FINANCIAL STATEMENTS	8
SUPPLEMENTAL SCHEDULE	
Schedule H, Line 4i - Schedule of Assets (Held at Year End)	22



HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
Corrections Corporation of America 401(k) Savings and Retirement Plan
Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

100 Riverview Drive
Savannah, GA 31404
T | 912-234-8243
F | 912-236-4414

www.hancockaskew.com

275 Scientific Drive
Suite 2500
Norcross, GA 30092
T | 770-246-0793
F | 678-992-1515

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Respectfully submitted,

Hancock Askew & Co., LLP

Norcross, Georgia
June 12, 2014

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

Report of Independent Registered Public Accounting Firm

June 28, 2013

Administrative Committee
Corrections Corporation of America 401(k) Savings and Retirement Plan
Nashville, Tennessee

We have audited the accompanying statement of net assets available for benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2012 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Warren Averett, LLC

Birmingham, Alabama

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:		
INVESTMENTS, at fair value	$267,760,471	$225,728,506
RECEIVABLES:		
Employer contributions	829,401	987,801
Participant contributions and loan payments	955	767
Notes receivable from participants	16,520,428	14,100,051
Total receivables	17,350,784	15,088,619
	285,111,255	240,817,125
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(93,782)	(356,513)
NET ASSETS AVAILABLE FOR BENEFITS	$285,017,473	$240,460,612

See accompanying Notes to Financial Statements.

CORRECTIONS CORPORATION OF AMERICA
401(K) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$240,460,612	$185,761,518
ADDITIONS:		
Interest income	519,711	579,212
Dividends	2,205,061	1,970,358
Employer contributions	14,269,230	13,407,320
Participant contributions	16,476,893	15,200,565
Net appreciation in fair value of investments	42,681,004	44,985,028
Total additions	76,151,899	76,142,483
DEDUCTIONS:		
Administrative expenses	134,301	163,644
Benefits paid to participants	31,460,737	21,279,745
Total deductions	31,595,038	21,443,389
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$285,017,473	$240,460,612

See accompanying Notes to Financial Statements.

NOTE A - DESCRIPTION OF THE PLAN

The following description of Corrections Corporation of America 401(k) Savings and Retirement Plan (the "Plan" or "CCA 401(k)") is provided for general purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Plan Sponsor
The Plan's sponsor is CCA of Tennessee, LLC ("CCA of TN"), a wholly-owned subsidiary of Corrections Corporation of America ("CCA" or the "Company") and successor by statutory conversion to CCA of Tennessee, Inc. The Plan is a defined contribution plan that was established by a predecessor of CCA on January 1, 1999, to provide retirement benefits to its employees. The Plan is designed to comply with the rules and regulations of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Participating Employers
The Plan qualifies as a "multiple employer" plan as described in Section 413(c) of the Internal Revenue Code. The Plan allows other affiliated employers to participate in the Plan ("Participating Employers"), as it deems appropriate. All Participating Employers must adopt the Plan as written, including but not limited to, using the same Trustee, incurring the same expense rate, and contributing at the same rates and same times. Participating Employers are: TransCor America, LLC; Correctional Medicine Associates, PC; Correctional Medicine Associates of Georgia, PC; Correctional Medicine Associates of TX, PA; Correctional Medicine Associates of Colorado, PC; Correctional Medicine Associates of California, PC; CCA Health Services, LLC; Correctional Dental Associates of Georgia, PC; Correctional Dental Associates, PC; Correctional Dental Associates of Florida, PA; Correctional Dental Associates of Colorado, PC; and, Stephen Merrill, DMD, PC.

Eligibility
Employees of the Company who are at least 18 years of age and have completed one year of service, as defined by the Plan, are eligible for participation in the Plan on the following January 1, April 1, July 1, or October 1 of the year in which they meet these eligibility requirements.

Contributions
The Plan allows eligible employees to contribute up to 90% of their pre-tax compensation, as defined by the Plan. The Plan also allows eligible participants to make Catch Up Contributions (as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA")).

The Plan agreement indicates that the Company may provide discretionary employer "basic" and "matching" contributions. During 2013 and 2012, CCA provided a discretionary Safe Harbor matching contribution equal to 100% of each employee's eligible bi-weekly compensation, up to 5% of the employee's eligible bi-weekly compensation. CCA did not provide a discretionary basic contribution during 2013 or 2012. CCA did provide a non-elective fringe contribution to certain employees at "Service Contract Act" ("SCA") locations in 2013 and 2012. Those non-elective contributions are 100% vested immediately.

Plan sponsor and participant contributions may not exceed the maximum amount deductible for federal income tax purposes.

Vesting

Participants are fully vested in their employee and/or rollover contributions and the earnings (losses) thereon and any Safe Harbor employer matching contributions. Vesting in employer contributions for years prior to 2012, is based on years of service. All active participants become vested in employer contributions made and investment earnings (losses) thereon according to the following schedule of service:

Less than two years	0%
Two years	20%
Three years	40%
Four years	80%
Five years or more	100%

In the event of death, disability, or upon attainment of the Plan's retirement age, as defined in the plan agreement, participants become fully vested in their employer contributions.

Distributions

Upon death, disability, retirement, or termination of employment, participants or their beneficiaries may elect to receive a lump-sum distribution, payable in the form of cash and/or shares of the Company common stock of the vested portion of their account balance.

Participants who were participants in a plan assumed by the Company in connection with the acquisition of U.S. Corrections Corporation in 1998 are offered the option of a hardship distribution. Cases of financial hardship are reviewed and approved by the plan administrator. A hardship distribution cannot be taken until the participant has exhausted other means of financing through the Plan or other plans maintained by the Company. A hardship can only be taken from the amounts accumulated in the participant's account through employee deferral contributions.

Forfeitures

Amounts not vested upon termination of employment are forfeited by participants and may be used to fund the Company's matching or basic contributions. At December 31, 2013 and 2012, unallocated non-vested accounts totaled approximately $19,000 and $58,000, respectively. During the years ended December 31, 2013 and 2012, total forfeitures of $114,000 and $347,000, respectively, were used to reduce employer contributions made during the 2013 and 2012 Plan years. In 2013 and 2012, forfeitures were applied quarterly in conjunction with the increased matching frequency related to the Plan's Safe Harbor status.

Notes Receivable from Participants

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. A participant may have only one loan outstanding at any time. Loans are repayable through payroll deductions over periods ranging up to 60 months. The loans are secured by the balance in the participant's account. Each loan bears an interest rate of prime plus 1% and is fixed over the life of the note. The interest rates on outstanding loans as of December 31, 2013, ranged from 4.25% to 8.25%.

Plan Termination

Although it has not expressed any intention to do so, the Company may terminate the Plan or trust agreement at any time. In the event of Plan termination, participants' interests in employer contributions will become fully vested, and the accounts will be paid in lump-sum distributions as soon as practicable after the termination.

Trustee and Investment Custodians

Frontier Trust Company ("Trustee") serves as the Plan's trustee. Frontier Trust Company also serves as the Plan's custodian for all Plan assets except those invested in the Company common stock. Mid Atlantic Trust is the custodian for Plan assets invested in the Company common stock fund. (Collectively, Frontier Trust Company, and Mid Atlantic Trust are referred to as the "Custodians").

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition
Investments are carried at market value as determined on the last day of the Plan year. See Note D for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
All participants' accounts are charged a quarterly administrative fee to cover administrative costs. All administrative costs not covered by this charge are borne by the Company and, therefore, are not included in the accompanying statements of changes in net assets available for benefits.

Risks and Uncertainties
Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Additionally, as of December 31, 2013 and 2012, approximately 24% and 28%, respectively, of the Plan's investments were held in the Plan sponsor's common stock. As such, the underlying value of the overall investment holdings is dependent on the performance of the Company's common stock and the market's evaluation of such performance.

NOTE C - INVESTMENTS

Participants direct how their contributions and employer contributions made on their behalf are invested. At December 31, 2013, the Plan had 17 investment options, consisting of 15 mutual funds, a common collective trust fund, and the Company common stock. These investment options are described as follows:

1. **The Morley Stable Value Fund** – a common collective trust fund that seeks high current income, primarily through a diversified portfolio of high-quality fixed-income investments, consistent with capital preservation and prudent investment risk.

2. **Intermediate Bond Fund of America** – a mutual fund that seeks to provide current income and preservation of capital through a bond portfolio. It invests primarily in debt securities with high quality ratings. The fund maintains a portfolio having a dollar-weighted average maturity of no less than three years and no greater than five years under normal market conditions.

3. **Washington Mutual Investors Fund** – a mutual fund that seeks current income and an opportunity for growth of principal through common stock investing. This fund invests primarily in common stocks of larger, more established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.

4. **American Balanced Fund** – a mutual fund that seeks conservation of capital, current income, and long-term growth of capital and income by investing in stocks, bonds, and securities issued and guaranteed by the U.S. government.

5. **AllianzGI Focused Growth Fund** – a mutual fund that seeks capital preservation. This fund normally invests in equity securities of U.S companies with market capitalizations of at least $1 billion. The fund may invest up to 20% of assets in non-U.S. securities (but no more than 10% in one non-U.S. country or 10% in emerging market securities).

6. **Prudential Jennison Mid-Cap Fund** – a mutual fund that seeks long-term capital appreciation. The fund normally invests at least 80% of assets in equity and equity-related securities of medium-sized companies with the potential for above-average growth.

7. **EuroPacific Growth Fund** – a mutual fund that seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin that the investment adviser believes have the potential for growth. The fund may also invest a portion of its assets in common stocks and other securities of companies in countries with developing economies and/or markets.

8. **Vanguard Institutional Index Fund** – a mutual fund that seeks to replicate the total return of the S&P 500 Index, before fees and expenses. It attempts to replicate the index by investing all, or substantially all, of its assets in the

stocks that comprise the S&P index holding each stock in approximately the same proportion as its weighting in the index.

9. **Growth Fund of America** – a mutual fund that seeks long-term growth of capital. This fund invests primarily in common stocks, with management of the fund selecting securities that appear to offer superior opportunities for growth of capital. It may also invest a portion of its assets in securities of issuers domiciled outside the United States.

10. **Columbia Small Cap Value Fund** – a mutual fund that seeks long-term capital growth. This fund normally invests at least 80% of assets in common stocks issued by domestic companies with market capitalizations equal to or less than the largest stock in the Russell 2000 Value Index. It may invest up to 20% of its total assets in foreign securities.

11. **Company Common Stock** – Corrections Corporation of America common stock.

12. **Principal LifeTime Strategic Income Fund** – a mutual fund that seeks current income and as a secondary objective, capital appreciation. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors seeking current income and secondarily capital appreciation.

13. **Principal LifeTime 2010 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

14. **Principal LifeTime 2020 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

15. **Principal LifeTime 2030 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate

investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

16. **Principal LifeTime 2040 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

17. **Principal LifeTime 2050 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

The stated objectives of these funds, which may change from time to time, are not necessarily indicators of actual performance.

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2013 and 2012, is as follows:

	2013
Washington Mutual Investors Fund	$28,732,698
American Balanced Fund	$34,613,791
Morley Stable Value Fund	$15,827,874
AllianzGI Focused Growth Fund	$20,173,206
Prudential Jennison Mid-Cap Fund	$16,047,536
EuroPacific Growth Fund	$15,174,950
Company Common Stock	$67,893,451

	2012
Washington Mutual Investors Fund	$22,092,411
American Balanced Fund	$27,495,637
Morley Stable Value Fund	$17,526,021
AllianzGI Focused Growth Fund	$15,020,154
Company Common Stock	$66,214,992

During 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2013	2012
Washington Mutual Investors Fund	$ 6,501,323	$ 1,911,459
Morley Stable Value Fund	65,315	118,049
Prudential Jennison Mid-Cap Fund	3,468,659	1,539,206
Wells Fargo Advantage Index Fund	0	727,312
Vanguard Institutional Index Fund	2,428,042	40,153
Intermediate Bond Fund of America	(204,985)	77,618
EuroPacific Growth Fund	2,400,773	1,656,849
American Balanced Fund	5,605,274	2,620,535
Growth Fund of America	3,109,699	1,349,115
Columbia Small Cap Value Fund	2,159,042	523,511
AllianzGI Focused Growth Fund	5,762,620	2,160,125
Principal LifeTime Strategic Income Fund	44,995	61,193
Principal LifeTime 2010 Portfolio	200,884	155,591
Principal LifeTime 2020 Portfolio	842,446	514,540
Principal LifeTime 2030 Portfolio	1,032,928	477,375
Principal LifeTime 2040 Portfolio	619,919	293,539
Principal LifeTime 2050 Portfolio	326,595	136,628
Company Common Stock	8,317,475	30,622,230
	$42,681,004	$44,985,028

NOTE D - FAIR VALUE MEASUREMENTS

The Plan values assets in accordance with the fair value standard. The standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurement. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

1. *Common stock*: Valued at the closing price reported on the active market on which the individual security is traded.

2. *Mutual funds*: Valued at the net asset value of shares held by the Plan at year end in an active market.

3. *Common collective trust fund:* The value of the Plan's interest in the Morley Stable Value Fund is based upon the current value of and net investment gain or loss relating to the units of participation held by the Plan. Distributions for benefit payments and transfer of funds shall be made 30 days after written notification has been received.

Withdrawals other than distributions and transfers of funds require a 12-month advance written notice.

Investments in collective trust funds that include benefit-responsive investment contracts are presented at fair value in the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of these investments also is presented on the face of the statement of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013:

Fair Value Measurements as of December 31, 2013, using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 11,520,613			$ 11,520,613
Balanced funds	34,613,791			34,613,791
Growth (large) funds	61,480,291			61,480,291
Growth (mid) funds	16,047,536			16,047,536
Growth (small) funds	9,196,158			9,196,158
Growth (international) funds	15,174,950			15,174,950
Multi-asset funds	24,809,670			24,809,670
Bond funds	8,202,615			8,202,615
Other funds	2,993,522			2,993,522
Total mutual funds	184,039,146			184,039,146
Common stock	67,893,451			67,893,451
Common collective trust fund		15,827,874		15,827,874
Total assets at fair value	$ 251,932,597	$ 15,827,874	$	$ 267,760,471

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

Fair Value Measurements as of December 31, 2012, using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 7,535,470			$ 7,535,470
Balanced funds	27,495,637			27,495,637
Growth (large) funds	46,123,571			46,123,571
Growth (mid) funds	11,945,201			11,945,201
Growth (small) funds	5,831,410			5,831,410
Growth (international) funds	11,918,542			11,918,542
Multi-asset funds	19,247,580			19,247,580
Bond funds	8,758,706			8,758,706
Other funds	3,131,376			3,131,376
Total mutual funds	141,987,493			141,987,493
Common stock	66,214,992			66,214,992
Common collective trust fund		17,526,021		17,526,021
Total assets at fair value	$ 208,202,485	$ 17,526,021	$	$ 225,728,506

NOTE E - FEDERAL INCOME TAX STATUS

Effective January 1, 2012, the Plan was amended and restated. A new IRS determination letter has not been received. The Company believes that the plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code and that the plan continues to qualify under IRC Section 401(a), and the related trust continues to be tax-exempt as of December 31, 2013.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

In December 2013, the plan administrator was notified by the Internal Revenue Service that the plan had been randomly selected for an examination of the 2011 plan year. This audit was conducted in the first quarter of 2014. Written and official documentation related to the outcome of the examination has not yet been received by the plan administrator.

There are currently no audits, except as noted above, for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE F - RELATED PARTY TRANSACTIONS

Frontier Trust Company is the trustee and custodian of the Plan for all plan assets except those invested in Company common stock, and Mid Atlantic Trust is the custodian of the Company common stock. Therefore, transactions with these parties qualify as party-in-interest transactions. The Plan also held notes receivable from participants which also qualify as party-in-interest transactions.

NOTE G - RECONCILIATION TO FORM 5500

As of December 31, 2013 and 2012, the Plan had $2,085,273 and $746,009, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of the net assets available for benefits and benefits payable to participants at December 31, 2013 and 2012, per the financial statements to the Form 5500.

	Benefits Payable		Net Assets Available for Benefits	
	2013	2012	2013	2012
Per the financial statements	$ -	$ -	$285,017,473	$240,460,612
Amounts allocated to withdrawing participants	2,085,273	746,009	(2,085,273)	(746,009)
Per the Form 5500	$ 2,085,273	$ 746,009	$282,932,200	$239,714,603

The following is a reconciliation of benefit distributions for the years ended December 31, 2013 and 2012, per the financial statements to the Form 5500.

	2013	2012
Per the financial statements	$31,460,737	$21,279,745
Add: Amounts allocated to withdrawing participants at end of year	2,085,273	746,009
Deduct: Amounts allocated to withdrawing participants at end of prior year	(746,009)	(258,929)
Per the Form 5500	$ 32,800,001	$ 21,766,825

NOTE H - LIMITATION ON COMPANY STOCK FUND ELECTIONS AND TRANSFERS INTO THE COMPANY STOCK FUND

The Plan Administrative Committee, with the approval of the Plan sponsor's Board of Directors, implemented a limit on the percentage of new contributions that plan participants are permitted to invest in the Company stock fund. Transfers into the Company stock fund from the Plan's other funds are also subject to the same limitation.

Twenty-five percent (25%) is the maximum percentage of a participant's new contributions that are permitted to be invested in the Plan's Company stock fund. Requests to transfer funds into the Company stock fund will not be permitted if, at the time of transfer, the transfer would cause the participant's Company stock fund balance to exceed 25% of the participant's total plan balance.

SUPPLEMENTAL SCHEDULE

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 62-1806755, Plan 001
SCHEDULE H, LINE 4i
DECEMBER 31, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value **
*Frontier Trust Company	Interest bearing cash	$ 1,626,301
*Mid Atlantic Capital Corporation	Mid Atlantic Capital Corporation Unitized Account	1,367,221
The American Funds Group	Intermediate Bond Fund of America	8,202,615
The American Funds Group	American Balanced Fund	34,613,791
The American Funds Group	Washington Mutual Investors Fund	28,732,698
The American Funds Group	EuroPacific Growth Fund	15,174,950
Allianz Funds	AllianzGI Focused Growth Fund	20,173,206
The American Funds Group	Growth Fund of America	12,574,387
Columbia Funds	Columbia Small Cap Value Fund	9,196,158
Vanguard Investment	Vanguard Institutional Index Fund	11,520,613
Prudential Investments	Prudential Jennison Mid-Cap Fund	16,047,536
Morley Financial	Morley Stable Value Fund	15,827,874
Principal Financial	Principal Lifetime Strategic Income Fund	1,115,711
Principal Financial	Principal Lifetime 2010	2,321,083
Principal Financial	Principal Lifetime 2020	7,252,552
Principal Financial	Principal Lifetime 2030	7,589,414
Principal Financial	Principal Lifetime 2040	4,143,788
Principal Financial	Principal Lifetime 2050	2,387,122
*CCA	Company Common Stock	67,893,451
*Various plan participants	Notes receivable from participants (interest rates from 4.25% to 8.25%)	16,520,428
	Total Investments	$284,280,899

* Indicates party-in-interest.
** Cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corrections Corporation of America 401(k) Savings and Retirement Plan

Date: June 16, 2014

By: 

Name: David Garfinkle

Title: Executive Vice President, Chief Financial Officer and Treasurer of CCA of Tennessee, LLC, the Plan Administrator, and of Corrections Corporation of America, the sole member of CCA of Tennessee, LLC

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits
23.1	Consent of Hancock Askew & Co., LLP, Independent Registered Public Accounting Firm
23.2	Consent of Warren Averett, LLC, Independent Registered Public Accounting Firm


HA
&C

HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-157999) pertaining to the Corrections Corporation of America 401(k) Savings and Retirement Plan of our report dated June 12, 2014, with respect to the financial statements and supplemental schedule of the Corrections Corporation of America 401(k) Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2013.

Hancock Askew & Co., LLP

Norcross, Georgia
June12, 2014

100 Riverview Drive
Savannah, GA 31404
T | 912-234-8243
F | 912-236-4414

www.hancockaskew.com

275 Scientific Drive
Suite 2500
Norcross, GA 30092
T | 770-246-0793
F | 678-992-1515


Warren
Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-157999) pertaining to the Corrections Corporation of America 401(k) Savings and Retirement Plan of our report dated June 28, 2013, with respect to the financial statements of the Corrections Corporation of America 401(k) Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2012.

Warren Averett, LLC

Birmingham, Alabama
June12, 2014